Exhibit 99.1

Cuprina Holdings (Cayman) Limited

(Incorporated in the Cayman Islands with limited liability)

Notice of Annual General Meeting of Shareholders

To Be Held on May 14, 2026, at 9:00 p.m., local time

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Meeting” or “AGM”) of the shareholders of Cuprina Holdings (Cayman) Limited (the “Company”) will be held at Blk 1090 Lower Delta Road #06-08, Singapore 169201, and via live webcast, on May 14, 2026, at 9:00 p.m., local time (i.e., 9 a.m. May 14, 2026 E.T.). Eligible shareholders, directors, as well as duly appointed proxyholders will be able to attend, participate and vote at the Meeting. To register for the virtual meeting please register in advance at https://meeting.vstocktransfer.com/CUPRINAMAY26.

The purpose of the Meeting is as follows:

1.	Proposal 1: To consider and approve the appointment of J&S Associate PLT as auditors of the Company for the fiscal year ending December 31, 2025, and to authorise the audit committee of the Company to fix the remuneration of the auditors (the “Auditor Appointment Proposal”).

2.	Proposal 2: To consider and approve the re-election of the following persons as Directors of the Company, pursuant to the Company’s Amended and Restated Memorandum and Articles of Association currently in effect (the “Existing M&A”) (the “Election Proposals”).

a.	David Quek Yong Qi be re-elected as a director of the Company to hold office until the next annual general meeting or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal;

b.	Teo Peng Kwang be re-elected as a non-executive director of the Company to hold office until the next annual general meeting or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal;

c.	Jimmy Lee Peng Siew be re-elected as a director of the Company to hold office until the next annual general meeting or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal;

d.	Koh Pee Keat be re-elected as a director of the Company to hold office until the next annual general meeting or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal;

e.	Ng Wei Chean be re-elected as a director of the Company to hold office until the next annual general meeting or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal; and

f.	Natasha Kaur Raina be re-elected as a director of the Company to hold office until the next annual general meeting or until her successor is duly elected and qualified, subject to earlier death, resignation, or removal.

3.	Proposal 3: To consider and approve that:

A.	the Company undertakes a share consolidation whereby:

		i.	7,365,000 issued Class A Ordinary Shares of a nominal or par value of US$0.001 each, held by the existing shareholders of the Company be consolidated into 920,625 Class A Ordinary Shares of a nominal or par value of US$0.008 each, having the rights and being subject to the restrictions set out in the Existing M&A;

		ii.	17,635,000 authorised but unissued Class A Ordinary Shares of a nominal or par value of US$0.001 each in the capital of the Company be consolidated into 2,204,375 Class A Ordinary Shares of a nominal or par value of US$0.008 each, having the rights and being subject to the restrictions set out in the Existing M&A;

		iii.	14,085,000 issued Class B Ordinary Shares of a nominal or par value of US$0.001 each, held by the existing shareholders of the Company be consolidated into 1,760,625 Class B Ordinary Shares of a nominal or par value of US$0.008 each, having the rights and being subject to the restrictions set out in the Existing M&A; and

		iv.	10,915,000 authorised but unissued Class B Ordinary Shares of a nominal or par value of US$0.001 each in the capital of the Company be consolidated into 1,364,375 Class B Ordinary Shares of a nominal or par value of US$0.008 each, having the rights and being subject to the restrictions set out in the Existing M&A,

(collectively, (i) to (iv) above, the “Share Consolidation” and the “Share Consolidation Proposal”),

	B.		pursuant to the Share Consolidation, the authorised share capital of the Company will be changed:

FROM: US$50,000 divided into 50,000,000 Ordinary Shares of nominal or par value of US$0.001 each, comprising 25,000,000 Class A Ordinary Shares of nominal or par value of US$0.001 each and 25,000,000 Class B Ordinary Shares of nominal or par value of US$0.001 each.

TO: US$50,000 divided into 6,250,000 Ordinary Shares of nominal or par value of US$0.008 each, comprising 3,125,000 Class A Ordinary Shares of nominal or par value of US$0.008 each and 3,125,000 Class B Ordinary Shares of nominal or par value of US$0.008 each.

	C.		all fractional entitlements resulting from the Share Consolidation will not be issued to the shareholders of the Company and the Company is authorised to round up any fractional shares resulting from the Share Consolidation such that each shareholder will be entitled to receive one consolidated share in lieu of any fractional share that would have resulted from the Share Consolidation.

4.	Proposal 4: To consider and approve the change in voting rights of holders of Class B Ordinary Shares from 10 votes per Class B Ordinary Share to 100 votes per Class B Ordinary Share (the “Increase of Class B Voting Rights Proposal”).

5.

Proposal 5: To consider and approve the authorised share capital of the Company to be increased with effect immediately after the Share Consolidation:

FROM: US$50,000 divided into 6,250,000 Ordinary Shares of nominal or par value of US$0.008 each, comprising (a) 3,125,000 Class A Ordinary Shares of nominal or par value of US$0.008 each and (b) 3,125,000 Class B Ordinary Shares of nominal or par value of US$0.008 each.

TO: US$100,000 divided into 12,500,000 Ordinary Shares of nominal or par value of US$0.008 each, comprising (a) 6,250,000 Class A Ordinary Shares of nominal or par value of US$0.008 each and (b) 6,250,000 Class B Ordinary Shares of nominal or par value of US$0.008 each (the “Increase of Authorised Share Capital Proposal”).

6.	Proposal 6: To consider and approve that subject to the Share Consolidation Proposal, the Increase of Class B Voting Rights Proposal, and the Increase of Authorised Share Capital Proposal taking effect, the proposed Second Amended and Restated Memorandum and Articles of Association of the Company, the form of which is set forth in Appendix A to the proxy statement, be adopted in its entirety and in substitution for and to the exclusion of the currently effective Amended and Restated Memorandum and Articles of Association of the Company (the “M&A Amendment Proposal”).

7.	Proposal 7: To consider and approve the Cuprina 2026 Employee Incentive Plan, the form of which is set forth in Appendix B to the proxy statement (the “Equity Incentive Plan Proposal”).

8.	Proposal 8: To consider and approve the potential issuance, in one or more public or non-public financing transactions (the terms, pricing and method of issuance to be determined by the directors of the Company at a later date), of:

(i) Ordinary Shares which may result in a change of control under Nasdaq Listing Rules; or
(ii) 20% or more of the outstanding Class A Ordinary Shares of the Company.

(the “Share Issuance Proposal”).

9.	Proposal 9: To consider and approve to direct the chairman of the annual general meeting to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are insufficient votes to approve the proposals 1 to 8 above (the “Adjournment Proposal”).

The foregoing items of business are described in the proxy statement accompanying this notice. The Board of Directors unanimously recommends that the shareholders vote “FOR” for all the items.

The Board of Directors has fixed the close of business New York time on April 16, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof.

If you are a registered holder of our Class A Ordinary Shares and Class B Ordinary Shares (collectively, the “Ordinary Shares”) on the Record Date, you are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying form(s) of proxy (as applicable) by (i) online at http://www.vstocktransfer.com/proxy , (ii) by fax at 646-536-3179 , (iii) email at vote@vstocktransfer.com , or (iv) by mail by enclosing your Proxy Card in the return envelope provided, as soon as possible and in any event no later than 8:59 a.m. Eastern Time on May 12, 2026.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in “street name,” and your broker or nominee is considered the “Shareholder of record” with respect to those shares. Your broker or nominee should be forwarding these proxy materials to you. As the beneficial owner, you have the right to direct your broker, bank, or other nominee how to vote, and you are also invited to participate in the AGM. However, since you are not the Shareholder of record, you may not vote these shares in person unless you obtain a legal proxy from your brokerage firm or bank. If a broker, bank, or other nominee holds your shares, you will receive instructions from them that you must follow in order to have your shares voted.

Holders of record of the Company’s Ordinary Shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

BY ORDER OF THE BOARD OF DIRECTORS
Date: April 21, 2026
Cuprina Holdings (Cayman) Limited

	By:	/s/ David Quek Yong Qi
David Quek Yong Qi
Chief Executive Officer and Director

IMPORTANT

Whether or not you expect to attend the Annual General Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form to ensure your representation at such meeting.

If your shares are held in street name, your broker, bank, custodian or other nominee holder cannot vote your shares, unless you direct the nominee holder how to vote by marking your proxy card.

CUPRINA HOLDINGS (CAYMAN) LIMITED

CUPRINA HOLDINGS (CAYMAN) LIMITED

Blk 1090 Lower Delta Road #06-08,

Singapore 169201

PROXY STATEMENT

for

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on May 14, 2026, at 9:00 p.m., local time

PROXY SOLICITATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board” or the “Board of Directors”) of Cuprina Holdings (Cayman) Limited (the “Company,” “we,” “us,” or “our”) for the Annual General Meeting of Shareholders on May 14, 2026, at 9:00 p.m., local time (i.e., 9 a.m. May 14, 2026 E.T.) and for any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “Meeting” or “AGM”) of Shareholders. Eligible shareholders, directors, as well as duly appointed proxyholders will be able to attend, participate and vote at the Meeting. Any shareholder giving such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the Chairman of the Board of Directors of the Company, at the above stated address. Proxies may be solicited through the mails or direct communication with certain shareholders or their representatives by Company officers, directors, or employees, who will receive no additional compensation therefor.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy on which no direction is specified will be voted in favor of the actions described in this Proxy Statement.

The Company will bear the entire cost of preparing, assembling, printing and mailing this Proxy Statement, the accompanying proxy form, and any additional material that may be furnished to shareholders. The date on which this Proxy Statement and the accompanying Proxy Form will first be mailed or given to the Company’s shareholders is on or about May 1, 2026.

We have elected to provide access to our proxy materials both by sending you this full set of proxy materials, including the notice of our Meeting, this Proxy Statement and a proxy card to Shareholders.

Your vote is important. Whether or not you expect to attend the Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible to ensure your representation at such meeting. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof, and may nevertheless vote online at the Meeting. If you hold your shares in street name and wish to vote your shares at the Meeting, you should contact your broker, bank, custodian or other nominee holder about getting a legal proxy appointing you to vote your shares.

1

QUESTIONS AND ANSWERS ABOUT THE ANNUAL GENERAL MEETING

The following information regarding the proxy material, Annual General Meeting and voting is presented in a question and answer format.

Q.	What is the purpose of this document?

A.	This document serves as the Company’s proxy statement, including a notice of the Annual General Meeting (the “Meeting” or “AGM”) of Shareholders (the “Meeting Notice”), which is being provided to Company shareholders of record at the close of business on April 16, 2026 (the “Record Date”) because the Company’s Board of Directors is convening the Meeting and soliciting shareholders’ proxies to vote at the Meeting on the items of business outlined in the Meeting Notice.

Q.	Why am I receiving these materials?

A.	We have sent you this proxy statement, including the Meeting Notice and the enclosed proxy card and form of the Amended and Restated Memorandum and Articles of Association because the Board of Directors of the Company is soliciting your proxy to vote at the Meeting, including at any adjournments or postponements of the meeting. You are invited to attend the Meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

When you sign the enclosed proxy card, you appoint the proxy holder as your representative at the meeting. The proxy holder will vote your shares as you have instructed in the proxy card, thereby ensuring that your shares will be voted whether or not you attend the meeting. Even if you plan to attend the meeting, you should complete, sign and return your proxy card in advance of the meeting just in case your plans change.

If you have signed and returned the proxy card and an issue comes up for a vote at the meeting that is not identified on the card, the proxy holder will vote your shares, pursuant to your proxy, in accordance with his or her judgment.

The Company intends to mail this proxy statement and accompanying proxy card on or about May 1, 2026 to all shareholders entitled to vote at the Meeting.

Q.	Who may vote and how many votes may I cast?

A.	Only shareholders of record on the Record Date, April 16, 2026, are entitled to attend in person and vote at the AGM or at any adjournment thereof. As of the Record Date, there were 7,365,000 Class A Ordinary Shares and 14,085,000 Class B Ordinary Shares outstanding and entitled to vote. Each Class A Ordinary Share is entitled to one vote on each matter and each Class B Ordinary Share is entitled to 10 votes on each matter. There are no preferred shares issued and outstanding.

Q.	How do I vote?

A.	You may vote “For” or “Against” the proposals, or “Abstain” from voting on such proposals. The procedures for voting are outlined below:

Shareholder of Record: Shares Registered in Your Name

If you are a shareholder of record, you may vote online at the Meeting by proxy using the enclosed proxy card.

●	to vote online, come to the Meeting, click the link under the “Resources” button on your device and please follow the instructions provided to you and use the control number on the proxy card as stated; or

2

●	to vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us by 8:59 a.m. (Eastern Time) two days before the Meeting on May 12, 2026, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank, Custodian or Other Nominee Holder

If you received this proxy statement from your broker, bank, custodian or other nominee holder, your broker, bank, custodian or other nominee holder should have given you instructions for directing how that person or entity should vote your shares. It will then be your broker, bank, custodian or other nominee holder’s responsibility to vote your shares for you in the manner you direct. Please complete, execute and return the proxy card in the envelope provided by your broker, bank, custodian or other nominee holder promptly.

Under the rules of various national and regional securities exchanges, brokers generally may vote on routine matters, such as the ratification of the engagement of an independent public accounting firm, but may not vote on non-routine matters unless they have received voting instructions from the person for whom they are holding shares. The proposals are non-routine matters and, consequently, your broker, bank, custodian or other nominee holder will not have discretionary authority to vote your shares on these matters. If your broker, bank, custodian or other nominee holder does not receive instructions from you on how to vote on this matter, your broker, bank, custodian or other nominee holder will return the proxy card to us, indicating that he or she does not have the authority to vote on these matters. This is generally referred to as a “broker non-vote” and may affect the outcome of the voting.

We therefore encourage you to provide directions to your broker, bank, custodian or other nominee holder as to how you want your shares voted on all matters to be brought before the Meeting. You should do this by carefully following the instructions your broker, bank, custodian or other nominee holder gives you concerning its procedures. This ensures that your shares will be voted at the Meeting.

You are also invited to attend the Meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid legal proxy from your broker, bank, custodian or other nominee holder and send that document, along with a completed voting form indicating your vote prior to the Meeting to vote@vstocktransfer.com.

Q.	What if I change my mind after I vote via proxy?

A.	If you hold your shares in your own name, you may revoke your proxy at any time before your shares are voted by:

●	mailing a later dated proxy prior to the Meeting;

●	voting online at the Meeting by following the instructions on the proxy card provided to you and using the control number on the proxy card as stated; or

●	providing written notice of revocation to the Chairman of the Board of Directors of the Company at: Blk 1090 Lower Delta Road #06-08, Singapore 169201.

If you hold your shares in the name of your broker, bank, or other fiduciary, you will need to contact that person or entity to revoke your proxy.

Q.	What does it mean if I receive more than one proxy card or voting instruction form?

A.	It means that you have multiple accounts at our transfer agent or with brokers, banks, or other fiduciaries. Please complete and return all proxy cards and voting instruction forms to ensure that all of your shares are voted.

3

Q.	How many shares must be present to hold a valid meeting?

A.	For us to hold a valid Meeting, we must have a quorum of at least one shareholder holding not less than an aggregate of one third of all the votes of all shares in issue and entitled to vote upon the business to be transacted. Proxies received but marked as abstentions and Broker Non-Votes will be treated as shares that are present and entitled to vote for purposes of determining a quorum. Your shares will be counted as present at the Meeting if you:

●	properly submit a proxy card (even if you do not provide voting instructions); or

●	attend the Meeting and vote online.

On April 16, 2026, the Record Date, there were 7,365,000 Class A Ordinary Shares and 14,085,000 Class B Ordinary Shares outstanding. At least one shareholder holding not less than an aggregate of one third of all the votes of all shares in issue and entitled to vote (i.e. at least 49,405,000 votes) needs to be present in person or by proxy at the Meeting in order to hold the meeting and conduct business.

Q.	How many votes are required to approve an item of business?

Assuming a quorum as referenced above is reached –

A.	Proposal 1 will be approved if passed by a simple majority of the shareholders being entitled to do so, voting online or by proxy at the Meeting.

B.	Proposal 2 will be approved if passed by a simple majority of the shareholders being entitled to do so, voting online or by proxy at the Meeting.

C.	Proposal 3 will be approved if passed by a simple majority of the shareholders being entitled to do so, voting online or by proxy at the Meeting.

D.	Proposal 4 will be approved if passed by a majority of not less than two-thirds of the shareholders being entitled to do so, voting online or by proxy at the Meeting.

E.	Proposal 5 will be approved if passed by a simple majority of the shareholders being entitled to do so, voting online or by proxy at the Meeting.

F.	Proposal 6 will be approved if passed by a majority of not less than two-thirds of the shareholders being entitled to do so, voting online or by proxy at the Meeting.

G.	Proposal 7 will be approved if passed by a simple majority of the shareholders being entitled to do so, voting online or by proxy at the Meeting.

H.	Proposal 8 will be approved if passed by a simple majority of the shareholders being entitled to do so, voting online or by proxy at the Meeting.

I.	Proposal 9 will be approved if passed by a simple majority of the shareholders being entitled to do so, voting online or by proxy at the Meeting.

Only shares that are voted are taken into account in determining the proportion of votes cast for the proposals. Any shares not voted (whether by abstention, broker non-vote or otherwise) will not impact any of the votes.

Q.	Who pays the cost for soliciting proxies?

A.	We will pay the cost for the solicitation of proxies by the Board of Directors. Our solicitation of proxies will be made primarily by mail. Proxies may also be solicited personally, by telephone, fax or e-mail by our officers, directors, and regular supervisory and executive employees, none of whom will receive any additional compensation for their services. We will also reimburse brokers, banks, custodians, other nominees and fiduciaries for forwarding these materials to beneficial holders to obtain the authorization for the execution of proxies.

Q.	Where can I find additional information about the Company?

A.	Our reports on 6-K, and other publicly available information, should be consulted for other important information about the Company. You can also find additional information about us on our web site at https://cuprina.com/. The mailing address and the location of the principal executive office of the Company is Blk 1090 Lower Delta Road #06-08, Singapore 169201.

4

Proposal 1

TO APPROVE THE AUDITOR APPOINTMENT PROPOSAL

To consider and approve by an ordinary resolution the appointment of J&S Associate PLT as auditors of the Company for the fiscal year ending December 31, 2025, and to authorize the audit committee of the Company to fix the remuneration of the auditors.

Vote Required to Approve Proposal 1

Proposal 1 will be approved only if it receives the affirmative vote of at least a simple majority of the shareholders being entitled to do so, voting online or by proxy at the Meeting assuming a quorum is reached.

WE RECOMMEND A VOTE “FOR” THE AUDITOR APPOINTMENT PROPOSAL

5

Proposal 2

TO APPROVE THE ELECTION PROPOSALS

To consider and approve by an ordinary resolution the re-election of the following persons as Directors of the Company, pursuant to the Company’s Amended and Restated Memorandum and Articles of Association currently in effect (the “Existing M&A”) (the “Election Proposals”).

a.	David Quek Yong Qi be re-elected as a director of the Company to hold office until the next annual general meeting or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal;

b.	Teo Peng Kwang be re-elected as a non-executive director of the Company to hold office until the next annual general meeting or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal;

c.	Jimmy Lee Peng Siew be re-elected as a director of the Company to hold office until the next annual general meeting or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal;

d.	Koh Pee Keat be re-elected as a director of the Company to hold office until the next annual general meeting or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal;

e.	Ng Wei Chean be re-elected as a director of the Company to hold office until the next annual general meeting or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal; and

f.	Natasha Kaur Raina be re-elected as a director of the Company to hold office until the next annual general meeting or until her successor is duly elected and qualified, subject to earlier death, resignation, or removal.

Vote Required to Approve Proposal 2

Proposals 2a to 2f will each be approved only if it receives the affirmative vote of at least a simple majority of the shareholders being entitled to do so, voting online or by proxy at the Meeting assuming a quorum is reached.

WE RECOMMEND A VOTE “FOR” THE ELECTION PROPOSALS

6

Proposal 3

TO APPROVE THE SHARE CONSOLIDATION PROPOSAL

To consider and approve by an ordinary resolution that:

A.	the Company undertakes a share consolidation whereby:

	i.	7,365,000 issued Class A Ordinary Shares of a nominal or par value of US$0.001 each, held by the existing shareholders of the Company be consolidated into 920,625 Class A Ordinary Shares of a nominal or par value of US$0.008 each, having the rights and being subject to the restrictions set out in the Existing M&A;

	ii.	17,635,000 authorised but unissued Class A Ordinary Shares of a nominal or par value of US$0.001 each in the capital of the Company be consolidated into 2,204,375 Class A Ordinary Shares of a nominal or par value of US$0.008 each, having the rights and being subject to the restrictions set out in the Existing M&A;

	iii.	14,085,000 issued Class B Ordinary Shares of a nominal or par value of US$0.001 each, held by the existing shareholders of the Company be consolidated into 1,760,625 Class B Ordinary Shares of a nominal or par value of US$0.008 each, having the rights and being subject to the restrictions set out in the Existing M&A; and

	iv.	10,915,000 authorised but unissued Class B Ordinary Shares of a nominal or par value of US$0.001 each in the capital of the Company be consolidated into 1,364,375 Class B Ordinary Shares of a nominal or par value of US$0.008 each, having the rights and being subject to the restrictions set out in the Existing M&A,

(collectively, (i) to (iv) above, the “Share Consolidation” and the “Share Consolidation Proposal”),

B.	pursuant to the Share Consolidation, the authorised share capital of the Company will be changed:

FROM: US$50,000 divided into 50,000,000 Ordinary Shares of nominal or par value of US$0.001 each, comprising 25,000,000 Class A Ordinary Shares of nominal or par value of US$0.001 each and 25,000,000 Class B Ordinary Shares of nominal or par value of US$0.001 each.

TO: US$50,000 divided into 6,250,000 Ordinary Shares of nominal or par value of US$0.008 each, comprising 3,125,000 Class A Ordinary Shares of nominal or par value of US$0.008 each and 3,125,000 Class B Ordinary Shares of nominal or par value of US$0.008 each.

C.	all fractional entitlements resulting from the Share Consolidation will not be issued to the shareholders of the Company and the Company is authorised to round up any fractional shares resulting from the Share Consolidation such that each shareholder will be entitled to receive one consolidated share in lieu of any fractional share that would have resulted from the Share Consolidation.

Purpose and Background of the Share Consolidation

Based on the closing bid price of the Company for the period from October 15, 2025 to November 25, 2025, the Company is currently non-compliant with Nasdaq Continued Listing Rule (“Rules”) 5550(a)(2) (the “Price Rule”), which requires listed securities to maintain a minimum bid price of $1.00 per share. Nasdaq has provided the Company with a 180 calendar days compliance period, or until May 26, 2026, in which to regain compliance with Nasdaq continued listing requirement.

The Board of Directors believes this Share Consolidation will increase the per share price of our Class A Ordinary Shares and enable us to regain compliance with the Price Rule.

7

Potential Affected Investor Interest

In raising this proposal, the Board of Directors considered that the Company’s Class A Ordinary Shares may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks.

By approving this proposal, shareholders will approve the Company to effect a Share Consolidation which it deems in the best interests of the Company and its shareholders.

Principal Effects of the Share Consolidation

If implemented, the Share Consolidation will be effected simultaneously for all shares of the Company (both issued and unissued). The Share Consolidation will affect all of our shareholders uniformly and will not affect any shareholder’s percentage ownership interests in the Company, except to the extent that in the case where the Share Consolidation would otherwise result in any of our shareholders owning a fractional share, the fractional number of shares held by such shareholders will be rounded up to the next whole number. After the Share Consolidation, our Ordinary Shares will have the same voting rights and rights to dividends and distributions and will be identical in all other respects to our Ordinary Shares now authorised. Ordinary Shares issued pursuant to the Share Consolidation will remain fully paid and non-assessable. The Share Consolidation will not affect the Company continuing to be subject to the periodic reporting requirements of the Exchange Act. The Share Consolidation is not intended to be, and will not have the effect of, a “going private transaction” covered by Rule 13e-3 under the Exchange Act.

The Share Consolidation may result in some shareholders owning “odd-lots” of less than 100 shares of our Ordinary Shares. Brokerage commissions and other costs of transactions in odd-lots are generally higher than the costs of transactions in “round-lots” of even multiples of 100 shares.

Following the effectiveness of such Share Consolidation approved by the shareholders, current shareholders will hold fewer shares of Ordinary Shares, but the rights and ownership percentages will remain the same.

IF THIS PROPOSAL IS NOT APPROVED, WE MAY BE UNABLE TO COMPLY WITH THE MINIMUM TRADING PRICE REQUIREMENT FOR CONTINUED LISTING OF OUR CLASS A ORDINARY SHARES ON THE NASDAQ CAPITAL MARKET, WHICH COULD ADVERSELY AFFECT THE LIQUIDITY AND MARKETABILITY OF OUR CLASS A ORDINARY SHARES.

Fractional Shares

No fractional shares will be issued in connection with the Share Consolidation. Instead, we will issue one full share of the Ordinary Shares after Share Consolidation to any shareholder who would have been entitled to receive a fractional share as a result of the Share Consolidation. Each ordinary shareholder will hold the same percentage of the outstanding Ordinary Shares immediately following the Share Consolidation as that shareholder did immediately prior to the Share Consolidation, except for minor adjustments due to the additional net share fractions that will need to be issued as a result of the treatment of fractional shares.

Risks Associated with the Share Consolidation

Consolidation, if any, upon the market price for our Class A Ordinary Shares cannot be accurately predicted. In particular, we cannot assure you that prices for shares of our Class A Ordinary Shares after the Share Consolidation will be the number of times equals exactly to the ratio multiplied by the prices for shares of our Class A Ordinary Shares immediately prior to the Share Consolidation. Furthermore, even if the market price of our Class A Ordinary Shares does rise following the Share Consolidation, we cannot assure you that the market price of our Class A Ordinary Shares immediately after the proposed Share Consolidation will be maintained for any period of time. Even if an increased per-share price can be maintained, the Share Consolidation may not achieve the desired results that have been outlined above. Moreover, because some investors may view the Share Consolidation negatively, we cannot assure you that the Share Consolidation will not adversely impact the market price of our Class A Ordinary Shares.

The market price of our Class A Ordinary Shares will also be based on our performance and other factors, some of which are unrelated to the Share Consolidation or the number of shares outstanding. If the Share Consolidation is effected and the market price of our Class A Ordinary Shares declines, the percentage declines as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of a Share Consolidation. The total market capitalization of our Class A Ordinary Shares after implementation of the Share Consolidation, when and if implemented, may also be lower than the total market capitalization before the Share Consolidation. Furthermore, the liquidity of our Class A Ordinary Shares could be adversely affected by the reduced number of shares that would be outstanding after the Share Consolidation.

While we believe that the Share Consolidation will be sufficient to maintain our listing on The Nasdaq Stock Market, it is possible that, even if the Share Consolidation results in a closing price for our Class A Ordinary Shares that exceeds $1.00 per share, we may not be able to continue to satisfy other criteria for continued listing of our Class A Ordinary Shares on The Nasdaq Stock Market. Although we believe that we will continue satisfying all of the other continued listing criteria, we cannot assure you that this will be the case.

Vote Required to Approve Proposal 3

Proposal 3 will be approved only if it receives the affirmative vote of at least a simple majority of the shareholders being entitled to do so, voting online or by proxy at the Meeting assuming a quorum is reached.

WE RECOMMEND A VOTE “FOR” THE SHARE CONSOLIDATION PROPOSAL

8

Proposal 4

TO APPROVE THE INCREASE OF CLASS B VOTING RIGHTS PROPOSAL

To consider and approve by a special resolution the change in voting rights of holders of Class B Ordinary Shares from 10 votes per Class B Ordinary Share to 100 votes per Class B Ordinary Share.

Vote Required to Approve Proposal 4

Proposal 4 will be approved only if it receives the affirmative vote of not less than two-thirds of the shareholders being entitled to do so, voting online or by proxy at the Meeting assuming a quorum is reached.

WE RECOMMEND A VOTE “FOR” THE INCREASE OF CLASS B VOTING RIGHTS PROPOSAL

9

Proposal 5

TO APPROVE THE INCREASE OF AUTHORISED SHARE CAPITAL PROPOSAL

To consider and approve by an ordinary resolution that the authorised share capital of the Company will be increased with effect immediately after the Share Consolidation:

FROM: US$50,000 divided into 6,250,000 Ordinary Shares of nominal or par value of US$0.008 each, comprising (a) 3,125,000 Class A Ordinary Shares of nominal or par value of US$0.008 each and (b) 3,125,000 Class B Ordinary Shares of nominal or par value of US$0.008 each

TO: US$100,000 divided into 12,500,000 Ordinary Shares of nominal or par value of US$0.008 each, comprising (a) 6,250,000 Class A Ordinary Shares of nominal or par value of US$0.008 each and (b) 6,250,000 Class B Ordinary Shares of nominal or par value of US$0.008 each.

Vote Required to Approve Proposal 5

Proposal 5 will be approved only if it receives the affirmative vote of at least a simple majority of the shareholders being entitled to do so, voting online or by proxy at the Meeting assuming a quorum is reached.

WE RECOMMEND A VOTE “FOR” THE INCREASE OF AUTHORISED SHARE CAPITAL PROPOSAL

10

Proposal 6

TO APPROVE THE M&A AMENDMENT PROPOSAL

To consider and approve by a special resolution that subject to the Share Consolidation Proposal, the Increase of Class B Voting Rights Proposal, and the Increase of Authorised Share Capital Proposal taking effect, the proposed Second Amended and Restated Memorandum and Articles of Association of the Company, the form of which is set forth in Appendix A to this proxy statement, be adopted in its entirety and in substitution for and to the exclusion of the currently effective Amended and Restated Memorandum and Articles of Association of the Company.

Vote Required to Approve Proposal 6

Proposal 6 will be approved only if it receives the affirmative vote of not less than two-thirds of the shareholders being entitled to do so, voting online or by proxy at the Meeting assuming a quorum is reached.

WE RECOMMEND A VOTE “FOR” THE M&A AMENDMENT PROPOSAL

11

Proposal 7

TO APPROVE THE EQUITY INCENTIVE PLAN PROPOSAL

To consider and approve by an ordinary resolution the Cuprina 2026 Employee Incentive Plan, the form of which is set forth in Appendix B to this proxy statement.

Vote Required to Approve Proposal 7

Proposal 7 will be approved only if it receives the affirmative vote of at least a simple majority of the shareholders being entitled to do so, voting online or by proxy at the Meeting assuming a quorum is reached.

WE RECOMMEND A VOTE “FOR” THE EQUITY INCENTIVE PLAN PROPOSAL

12

Proposal 8

TO APPROVE THE SHARE ISSUANCE PROPOSAL

To consider and approve the potential issuance, in one or more public or non-public financing transactions (the terms, pricing and method of issuance to be determined by the directors of the Company at a later date), of:

(i)	Ordinary Shares which may result in a change of control under Nasdaq Listing Rules; or
(ii)	20% or more of the outstanding Class A Ordinary Shares of the Company.

Background

Our Board of Directors is seeking shareholder approval, as required by Nasdaq Listing Rules 5635(b) and 5635(d), to authorize the potential issuance of Class A Ordinary Shares (or securities convertible into or exercisable for Class A Ordinary Shares) in one or more future financing transactions, which may result in a change of control or the issuance of more than 20% of the Company’s outstanding Class A Ordinary Shares or voting power.

Nasdaq Listing Rules 5635(b) and 5635(d)

Nasdaq Listing Rule 5635(b) requires shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company.

Nasdaq Listing Rule 5635(d) requires shareholder approval prior to the issuance of securities in a transaction other than a public offering, involving the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of the outstanding common stock or voting power, at a price below the minimum price as defined under Nasdaq Listing Rules.

Purpose and Effects

Approval of this Proposal will provide the Company with the flexibility to raise capital in public offerings, private placement or other non-public financing transactions, including PIPEs, equity lines, or other strategic financings, without being limited by the 20% restriction or restrictions on change of control. The Board believes this flexibility is essential to enable the Company to act quickly in securing funding when market conditions are favorable.

This Proposal does not obligate the Company to consummate any specific transaction. Any transaction completed under this authority will be subject to the Board’s determination that such transaction is in the best interests of the Company and its shareholders.

Types of Securities

The Company may issue Class A Ordinary Shares or securities convertible into or exercisable for Class A Ordinary Shares, including convertible preferred shares, convertible notes, or warrants. The number of securities issued could exceed 20% of the outstanding Class A Ordinary Shares or voting power as of the record date, and could also lead to a change of control of the Company.

Pricing

Any such securities could be issued at a discount to the prevailing market price of our Class A Ordinary Shares and, depending on market conditions, may be below the “Minimum Price” as defined in Nasdaq Listing Rule 5635(d). The exact terms, including price, conversion or exercise features, maturity, interest or dividend provisions, and anti-dilution protections, will be negotiated with investors at the time of any transaction.

Use of Proceeds

The Company currently anticipates using proceeds from any such financing for general working capital, repayment or refinancing of indebtedness, funding of research and development initiatives, potential strategic acquisitions, and building its Solana-based digital asset corporate treasury program.

Effect of Shareholder Approval

Approval of this Proposal 8 authorizes the Company to issue securities in one or more public or non-public financing transactions that (i) result in a change of control under Nasdaq Listing Rule 5635(b), or (ii) exceed the threshold under Nasdaq Listing Rule 5635(d), including at a price that may be below the “Minimum Price” (as defined in Nasdaq Listing Rules), and solely for financing purposes, without further shareholder approval, provided such issuances fall within the parameters described herein.

Dilution and Other Risks

The issuance of additional Class A Ordinary Shares, or securities convertible into or exercisable for Class A Ordinary Shares, could substantially dilute the ownership interests and voting power of existing shareholders. Such issuances may also adversely affect the market price of our Class A Ordinary Shares and create downward pressure if securities are issued at a discount. Convertible or derivative securities may introduce volatility and could result in substantial additional dilution if the price of our Class A Ordinary Shares declines.

No Specific Transactions

As of the date of this Proxy Statement, the Company has not entered into any definitive agreement to issue securities pursuant to this Proposal 8, and no specific financing transaction is currently pending.

Vote Required to Approve Proposal 8

Proposal 8 will be approved only if it receives the affirmative vote of at least a simple majority of the shareholders being entitled to do so, voting online or by proxy at the Meeting assuming a quorum is reached.

WE RECOMMEND A VOTE “FOR” THE SHARE ISSUANCE PROPOSAL

13

Proposal 9

TO APPROVE THE ADJOURNMENT PROPOSAL

To consider and approve by an ordinary resolution to direct the chairman of the annual general meeting to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are insufficient votes to approve the proposals 1 to 8 above.

Vote Required to Approve Proposal 9

Proposal 9 will be approved only if it receives the affirmative vote of at least a simple majority of the shareholders being entitled to do so, voting online or by proxy at the Meeting assuming a quorum is reached.

WE RECOMMEND A VOTE “FOR” THE ADJOURNMENT PROPOSAL

14

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is VStock Transfer, LLC. Its address is 18 Lafayette Place, Woodmere, New York 11598, and its telephone number is +1 (212) 828-8436.

Where You Can Find More Information

We file annual reports and other documents with the SEC under the Exchange Act. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at +1 (800) SEC-0330 for further information on the operation of the public reference room.

Date: May 20, 2026	By Order of the Board of Directors,
Cuprina Holdings (Cayman) Limited

	By:	/s/ David Quek Yong Qi
David Quek Yong Qi
Chief Executive Officer and Director

15

Appendix A

Form of Second Amended and Restated Memorandum and Articles of Association of

Cuprina Holdings (Cayman) Limited

A-1

THE COMPANIES ACT (REVISED)
OF THE CAYMAN ISLANDS

SECOND Amended and restated
MEMORANDUM OF ASSOCIATION

OF

Cuprina Holdings (Cayman) Limited

An Exempted Company Limited By Shares

(adopted by a Special Resolution passed on [  ] 2026)

1	NAME

1.1	The name of the Company is Cuprina Holdings (Cayman) Limited.

2	REGISTERED OFFICE

2.1	The Registered Office of the Company shall be at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands, or at such other location as the Directors may from time to time determine.

3	OBJECTS

3.1	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

4	CAPACITY

4.1	Subject to paragraph 5 of this Memorandum of Association, the Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Act.

5	EXEMPTED COMPANY

5.1	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6	LIABILITY OF SHAREHOLDERS

6.1	The liability of each Shareholder is limited to the amount, if any, unpaid on the Shares held by such Shareholder.

7	SHARE CAPITAL

7.1	The authorised share capital of the Company is US$100,000 divided into 12,500,000 Ordinary Shares of nominal or par value US$0.008 each, comprising (a) 6,250,000 Class A Shares of nominal or par value US$0.008 each, and (b) 6,250,000 Class B Shares of nominal or par value of US$0.008 each. Subject to the Companies Act, the Articles and, where applicable, the Designated Stock Exchange Rules, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorised share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of Shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8	CONTINUATION

8.1	The Company has the power contained in the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

9	DEFINITIONS

9.1	Capitalised terms that are not defined in this Memorandum of Association bear the same meanings as those given in the Articles of Association of the Company.

THE COMPANIES ACT (REVISED)

OF THE CAYMAN ISLANDS

SECOND AMENDED AND RESTATED
ARTICLES OF ASSOCIATION

OF

CUPRINA HOLDINGS (CAYMAN) LIMITED

An Exempted Company Limited By Shares
(adopted by a Special Resolution passed on [  ] 2026)

TABLE A

The regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Act shall not apply to the Company and the following Articles shall comprise the Articles of Association of the Company.

1	DEFINITIONS AND INTERPRETATION

1.1	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“Affiliate”	means in respect of a Person, any other Person that, directly or indirectly, through (1) one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers-in-law and sisters-in-law, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” shall mean the ownership, directly or indirectly, of shares possessing more than fifty percent (50%) of the voting power of the corporation, or the partnership or other entity (other than, in the case of corporation, shares having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity;

“Articles”	means these articles of association of the Company, as amended or substituted from time to time;

“Board” and “Board of Directors” and “Directors”	means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof;

“Chairman”	means the chairman of the Board of Directors;

“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company;

“Class A Shares”	means the Class A Ordinary Shares in the capital of the Company of nominal or par value of US$0.008 each designated as Class A Shares, and having the rights provided for in these Articles;

“Class B Shares”	means the Class B Ordinary Shares in the capital of the Company of nominal or par value of US$0.008 each designated as Class B Shares, and having the rights provided for in these Articles;

“Commission”	means the Securities and Exchange Commission of the United States or any other federal agency for the time being administering the Securities Act;

“Companies Act”	means the Companies Act (Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“Company”	means Cuprina Holdings (Cayman) Limited, a Cayman Islands exempted company;

“Company’s Website”	means the website of the Company, the address or domain name of which has been notified to Shareholders;

“Designated Stock Exchange”	means the stock exchange in the United States that the Shares are listed for trading;

“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares on the Designated Stock Exchange;

“electronic”	means the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“electronic communication”	means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;

“Electronic Transactions Act”	means the Electronic Transactions Act (Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“Independent Director”	means a Director who is an independent director as defined in the Designated Stock Exchange Rules;

“Interested Director”	means a Director who has a direct or indirect interest in any contract, business or arrangement in which the Company or its Affiliates is a party or becomes a party to;

“Law”	means the Companies Act and every other law and regulation of the Cayman Islands for the time being in force concerning companies and affecting the Company;

“Memorandum of Association”	means the memorandum of association of the Company, as amended or substituted from time to time;

“month”	means a calendar month;

“Officer”	means any person appointed by the Directors to hold an office in the Company;

“Ordinary Resolution”

means a resolution:

(a) passed by a simple majority of the votes of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company held in accordance with these Articles; or

(b) approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“Ordinary Shares”	means the Class A Shares and the Class B Shares;

“paid up”	means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up;

“Person”	means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires;

“Register”	means the principal register and any branch register of Shareholders of the Company maintained in accordance with the Companies Act;

“Registered Office”	means the registered office of the Company as required by the Companies Act;

“Seal”	means the common seal of the Company (if adopted) including any facsimile thereof;

“Secretary”	means any Person appointed by the Directors to perform any of the duties of the secretary of the Company;

“Securities Act”	means the Securities Act of 1933 of the United States, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“Share”	means a share in the capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share;

“Shareholder”	means a Person who is registered as the holder of Shares in the Register;

“Share Premium Account”	means the share premium account established in accordance with these Articles and the Companies Act;

“signed”	means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a person with the intent to sign the electronic communication;

“Special Resolution”

means a special resolution:

(a) passed in accordance with the Law, being a resolution passed by a majority of not less than two-thirds (2/3) of the votes of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or

(b) approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Companies Act;

“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction; and

“Year”	means a calendar year.

1.2	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)	reference to a dollar or dollars (or US$) and to a cent or cents is reference to dollars and cents of the United States;

(e)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)	reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;

(g)	any phrase introduced by the terms “including”, “include” or “in particular” or similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)	reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing or partly one and partly another;

(i)	any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;

(j)	any requirements as to execution or signature under the Articles, including the execution of the Articles themselves, can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act; and

(k)	Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

1.3	Subject to the preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

2	PRELIMINARY

2.1	Commencement of Business. The business of the Company may be conducted as the Directors see fit.

2.2	Registered Office. The registered office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

2.3	Commencement Costs and Expenses. The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of shares shall be paid by the Company. Such expenses may be amortised over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

2.4	Register of Members. The Directors shall keep, or cause to be kept, the register at such place as the Directors may from time to time determine and, in the absence of any such determination, the register shall be kept at the registered office.

3	SHARES

3.1	Issue. Subject to these Articles and, where applicable, the Designated Stock Exchange rules, all shares for the time being unissued shall be under the control of the Directors who may, in their absolute discretion and without the approval of the Shareholders, cause the Company to:

(a)	allot, issue and dispose of Shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine;

(b)	grant rights over existing Shares or issue other securities in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and

(c)	grant options with respect to Shares and issue warrants or similar instruments with respect thereto, at such times and on such terms and having such rights and being subject to such restrictions as they may from time to time determine.

3.2	Class Variation. The Directors may authorise the division of Shares into any number of Classes and the different Classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or by a Special Resolution. The Directors may issue Shares with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as they may think appropriate. The Directors may issue from time to time, out of the authorised share capital of the Company (other than the authorised but unissued Ordinary Shares), series of preferred shares which may carry rights more preferential than the rights of Ordinary Shares, at such time and on such terms as they may think appropriate in their absolute discretion and without approval of the Shareholders; provided, however, before any preferred shares of any such series are issued, the Directors shall by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(a)	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b)	whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of shares;

(d)	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)	whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Shareholders upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other class or any other series of shares;

(f)	whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)	whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)	the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preferred shares;

(i)	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares; and

(j)	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof; and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued.

3.3	No Bearer Shares. The Company shall not issue Shares to bearer.

3.4	Commission. The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

3.5	Directors’ Consent. The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

4	MODIFICATION OF RIGHTS

4.1	Class Variation. Whenever the capital of the Company is divided into different Classes the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class, only be materially adversely varied with the consent in writing of the holders of at least two-thirds (2/3) of the issued Shares of that Class or with the approval of a resolution passed by at least two-thirds (2/3) of the votes cast by the holders of the Shares of that Class present and voting in person or by proxy at a separate meeting of such holders. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be two persons at least holding or representing by proxy one-third (1/3) of the issued Shares of the relevant class and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one (1) vote for each Share of the Class held by him. For the purposes of this article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.

4.2	No Variation on Further issue. The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any Class by the Company. The rights of the holders of Shares shall not be deemed to be materially adversely varied by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.

5	CERTIFICATES

5.1	Share Certificates. Unless and until the Directors resolve to issue share certificates, no share certificate shall be issued, and the records of the shareholdings of each Shareholder shall be in uncertified book entry form. If the Directors do resolve to issue share certificates in respect of any one or more classes of Shares, then every Shareholder holding such shares shall be entitled, upon written request only, to a certificate signed by a Director or Secretary, or any other person authorised by a resolution of the Directors, or under the seal specifying the number of Shares held by him and the signature of the Director, Secretary or authorised person and the seal may be facsimiles or affixed by electronic means pursuant to the electronic transactions act. Any Shareholder receiving a certificate shall indemnify and hold the Company and its Directors and Officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof.

5.2	Certificate Legends. Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

5.3	Multiple Shares. Any two or more certificates representing Shares of any one Class held by any Shareholder may at the Shareholder’s request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of US$1.00 or such smaller sum as the Directors shall determine.

5.4	Replacement. If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Shareholder upon request subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

5.5	Joint Holders. In the event that Shares are held jointly by several Persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

6	FRACTIONAL SHARES

6.1	The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole share. If more than one fraction of a share of the same class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

7	LIEN

7.1	All Monies Payable. The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it, including but not limited to dividends.

7.2	Sale. The Company may sell, in such manner as the Directors in their absolute discretion think fit, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen (14) calendar days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

7.3	Registration of Purchase. For giving effect to any such sale the Directors may authorise a Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

7.4	Application of Proceeds. The proceeds of the sale after deduction of expenses, fees and commissions incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

8	CALLS ON SHARES

8.1	Calls. Subject to the terms of the allotment, the Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen (14) calendar days’ notice specifying the time and place of payment) pay to the Company at the time so specified the amount called on such Shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

8.2	Joint Holders. The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

8.3	Interest on Calls. If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at such rate not exceeding twenty (20%) per cent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

8.4	Fixed Payment Dates. The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

8.5	Partly Paid Shares. The Directors may make arrangements with respect to the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

8.6	Advancement. The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, six (6%) per cent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the Shareholder paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

9	FORFEITURE OF SHARES

9.1	Failure to pay Call. If a Shareholder fails to pay any call or instalment of a call in respect of partly paid Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve not less than fourteen (14) days’ notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of the actual payment.

9.2	Forfeiture Notice. The notice shall name a further day (not earlier than the expiration of fourteen (14) calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the Shares in respect of which the call was made will be liable to be forfeited.

9.3	Forfeiture. If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

9.4	Sale of Forfeited Share. A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

9.5	Outstanding Liability. A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

9.6	Certificate of Forfeiture. A certificate in writing under the hand of a Director of the Company that a Share has been duly forfeited on a date stated in the certificate, shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

9.7	Consideration of Sale of Forfeited Share. The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

9.8	Fixed Payment Dates. The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

10	TRANSFER OF SHARES

10.1	Instrument of Transfer. The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor (or otherwise as prescribed by the rules and regulations of the Designated Stock Exchange) and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

10.2	Directors’ Consent.

(a)	Subject to the terms of issue thereof and the rules or regulations of the Designated Stock Exchange or any relevant rules of the Commission or securities laws, the Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien.

(b)	The Directors may also decline to register any transfer of any Share unless:

(i)	the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)	the instrument of transfer is in respect of only one Class of Shares;

(iii)	the instrument of transfer is properly stamped, if required;

(iv)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four;

(v)	the Shares transferred are free of any lien in favour of the Company; and

(vi)	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board of Directors may from time to time require, is paid to the Company in respect thereof.

10.3	Suspension of Registration of Transfers. The registration of transfers may, after compliance with any notice required of the Designated Stock Exchange Rules, be suspended and the Register closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register closed for more than thirty (30) calendar days in any year.

10.4	Notification of Refusal. All instruments of transfer that are registered shall be retained by the Company, but any instrument of transfer that the Directors decline to register shall (except in any case of fraud) be returned to the Person depositing the same. If the Directors refuse to register a transfer of any Shares, they shall within three (3) calendar months after the date on which the transfer was lodged with the Company send to each of the transferor and the transferee notice of the refusal.

11	TRANSMISSION OF SHARES

11.1	Legal Personal Representative. The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Person recognised by the Company as having any title to the Share.

11.2	Transmission. Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

11.3	Pre-Registration Status. A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the Share, and if the notice is not complied with within ninety (90) calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

12	CONVERSION OF SHARES

(a)	Each Class B Share is convertible into one (1) fully paid Class A Share at any time by the holder thereof. The right to convert shall be exercisable by the holder of the Class B Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Shares into Class A Shares. In no event shall Class A Shares be convertible into Class B Shares.

(b)	Upon any sale, transfer, assignment or disposition of Class B Shares by a holder thereof to any Person which is not an Affiliate of such holder, or upon a change of beneficial ownership of any Class B Shares as a result of which any Person who is not an Affiliate of the holders of such Ordinary Shares becomes a beneficial owner of such Ordinary Shares, such Class B Shares shall be automatically and immediately converted into an equal number of Class A Shares. In the event that a beneficial owner of Class B Shares is a Director, an executive officer of the Company and/or an employee of the Company or a subsidiary or consolidated affiliated entity of the Company, where such Person ceases to be a Director, an executive officer of the Company or an employee of the Company or a subsidiary or consolidated affiliated entity of the Company, all such Class B Shares as beneficially owned by such Person shall be automatically and immediately converted into an equal number of Class A Shares. For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in the Register; (ii) the creation of any pledge, charge, encumbrance or other third-party right of whatever description on any Class B Shares to secure any contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third-party right is enforced and results in the third party who is not an Affiliate of the relevant Shareholder becoming a beneficial owner of the relevant Class B Shares in which case all the related Class B Shares shall be automatically and immediately converted into the same number of Class A Shares, and (iii) any sale, transfer, assignment or disposition of any Class B Shares by a holder thereof to any Person which is a beneficial owner of Class B Shares shall not trigger the automatic conversion of such Class B Shares into Class A Shares as contemplated under this Article.

(c)	Any conversion of Class B Shares into Class A Shares pursuant to this Article shall be effected by means of the re-designation and re-classification of the relevant Class B Share as a Class A Share together with such rights and restrictions and which shall rank pari passu is all respects with the Class A Shares then in issue. Such conversion shall become effective forthwith upon entries being made in the Register to record the re-designation and re-classification of the relevant Class B Shares as Class A Shares.

(d)	Upon conversion, the Company shall allot and issue the relevant Class A Shares to the converting Shareholder, enter or procure the entry of the name of the relevant holder of Class B Shares as the holder of the relevant number of Class A Shares resulting from the conversion of the Class B Ordinary Shares in, and make any other necessary and consequential changes to, the Register and shall procure that certificates in respect of the relevant Class A Shares, together with a new certificate for any unconverted Class B Shares comprised in the certificate(s) surrendered by the holder of the Class B Shares are issued to the holders of the Class A Shares and Class B Shares.

(e)	Any and all taxes and stamp, issue and registration duties (if any) arising on conversion shall be borne by the holder of Class B Shares requesting conversion.

(f)	Save and except for voting rights and conversion rights as set out in this Article, Class A Shares and Class B Shares shall rank pari passu and shall have the same rights, preferences, privileges and restrictions.

13	REGISTRATION OF EMPOWERING INSTRUMENTS

13.1	The Company shall be entitled to charge a fee not exceeding one dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

14	ALTERATION OF SHARE CAPITAL

14.1	Increase. The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.

14.2	Amendment. The Company may by Ordinary Resolution:

(a)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(b)	convert all or any of its paid up Shares into stock and reconvert that stock into paid up Shares of any denomination;

(c)	subdivide its existing Shares, or any of them into Shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(d)	cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

14.3	Reduction. The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by Law.

15	REDEMPTION, PURCHASE AND SURRENDER OF SHARES

15.1	Reduction. Subject to the provisions of the Law and these Articles, the Company may:

(a)	issue Shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by either the Board or by the Shareholders by Special Resolution;

(b)	purchase its own Shares (including any redeemable Shares) on such terms and in such manner and terms as have been approved by the Board or by the Shareholders by Ordinary Resolution, or are otherwise authorised by these Articles; and

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act, including out of capital.

15.2	No other Redemption. The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

15.3	Condition for Redemption. The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

15.4	Surrender. The Directors may accept the surrender for no consideration of any fully paid Share.

16	TREASURY SHARES

16.1	Treasury Share. The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

16.2	Cancellation of Treasury Share. The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

16.3	No Distribution in relation to Treasury Share. No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to Shareholders on a winding up) may be declared or paid in respect of a Treasury Share.

16.4	Register – Treasury Share. The Company shall be entered in the Register as the holder of the Treasury Shares provided that:

(a)	the Company shall not be treated as a Shareholder for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void;

(b)	a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Law, save that an allotment of Shares as fully paid bonus shares in respect of a Treasury Share is permitted and Shares allotted as fully paid bonus shares in respect of a Treasury Share shall be treated as Treasury Shares.

16.5	Disposal of Treasury Shares. Treasury Shares may be disposed of by the Company on such terms and conditions as determined by the Directors.

17	GENERAL MEETINGS

17.1	Meetings. All general meetings other than annual general meetings shall be called extraordinary general meetings.

17.2	Annual General Meeting

(a)	The Company may (but is not obliged to) in each financial year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it, and such annual general meeting shall be held within six months after the end of the Company’s financial year. The annual general meeting shall be held at such time and place as may be determined by the Directors.

(b)	At these meetings a report of the Directors (if any) may be presented.

17.3	Directors Convene. A majority of the Directors may call general meetings, and they shall on a Shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

17.4	Shareholders Convene. A Shareholders’ requisition is a request of one or more Shareholders holding as at the date of deposit of the request in aggregate not less than one-third (1/3) of the voting rights (on a one vote per share basis) in the share capital of the Company. Such Shareholders may also add resolutions to the agenda of a general meeting.

17.5	Requisition. Subject to Article 17.4, the requisition must state the objects of the meeting and must be signed by the Shareholders that made the request (the “Requisitionists”) and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more Requisitionists.

17.6	Directors Convene General Meeting. If the Directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the Requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three (3) months after the expiration of the said twenty-one (21) calendar days.

17.7	Requisitionists Convene General Meeting. A general meeting convened as aforesaid by Requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

17.8	Shareholder Participation. Shareholders seeking to bring business before the annual general meeting or to nominate candidates for election as Directors at the annual general meeting must deliver notice to the Registered Office not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the scheduled date of the annual general meeting.

18	NOTICE OF GENERAL MEETINGS

18.1	Notice of Meeting. An annual general meeting of the Company shall be called by at least 7 days’ notice in writing, and a general meeting of the Company (other than an annual general meeting) shall be called by at least 7 days’ notice in writing. Every notice shall be exclusive of the day on which it is served or deemed to be served but inclusive of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting by a majority in number of the Shareholders (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than ninety five percent (95%) in par value of the Shares giving that right.

18.2	Failure to Give Notice. The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

19	PROCEEDINGS AT GENERAL MEETINGS

19.1	Due Constitution of Meeting. No business except for the appointment of a chairman for the meeting shall be transacted at any general meeting unless a quorum of Shareholders is present at the time when the meeting proceeds to business.

19.2	Quorum. At least one holder of Shares being not less than an aggregate of one-third (1/3) of all votes attaching to all Shares in issue and entitled to vote present in person or by proxy or, if a corporation or other non-natural person, by its duly authorised representative, shall be a quorum for all purposes.

19.3	No Quorum. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be dissolved.

19.4	Electronic Communication. If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, participation in any general meeting of the Company may be by means of a telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

19.5	Chairman of Shareholder Meeting. The Chairman (if any) shall preside as chairman at every general meeting of the Company.

19.6	No Chairman. If there is no Chairman, or if at any general meeting he is not present within fifteen (15) minutes after the time appointed for holding the meeting or is unwilling to act as Chairman, any Director or Person nominated by the Directors shall preside as chairman of that meeting, failing which the Shareholders present in person or by proxy shall choose any Person present to be chairman of that meeting.

19.7	Adjournment. The chairman may with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting) adjourn a meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen (14) calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

19.8	Cancellation or Postponement of Meeting. The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by Requisitionists in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

19.9	Casting of Votes. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or any one or more Shareholders who together hold not less than 10% of the votes attaching to the total shares that are present in person or by proxy, and unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

19.10	Polls. If a poll is duly demanded it shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

19.11	Equality of Votes. All questions submitted to a meeting shall be decided by a simple majority of votes except where a greater majority is required by these Articles or by the Law. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

19.12	Specific Polls. A poll demanded on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

20	VOTES OF SHAREHOLDERS

20.1	Voting Rights. Subject to any rights and restrictions for the time being attached to any Share, on a show of hands every Shareholder present in person and every Person representing a Shareholder by proxy shall, at a general meeting of the Company, have one (1) vote for each Class A Share and a hundred (100) votes for each Class B Share, in each case of which he is the holder and on a poll every Shareholder and every Person representing a Shareholder by proxy shall have one (1) vote for each Class A Share and a hundred (100) votes for each Class B Share of which he or the Person represented by proxy is the holder. Holders of Class A Shares and Class B Shares shall, at all times, vote together as one class on all matters submitted to a vote by the Shareholders.

20.2	Class Consent. Class consents from the holders of Class A Shares and Class B Shares, as applicable, shall be required for any variation to the rights attached to their respective class of shares, however, the Directors may treat the two classes of shares as forming one class if they consider that both such classes would be affected in the same way by the proposal.

20.3	No Variation. The rights attaching to the Class A Shares and the Class B Shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

20.4	Change in authorised share capital. The holders of Class A Shares and Class B Shares, respectively, do not have the right to vote separately if the number of authorised shares of such class is increased or decreased. Rather, the number of authorised Class A Shares and Class B Shares may be increased or decreased (but not below the number of shares of such class then outstanding) by both classes voting together by way of an Ordinary Resolution.

20.5	Joint Holders. In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

20.6	Shareholder Capacity. A Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote in respect of Shares carrying the right to vote held by him, whether on a show of hands or on a poll, by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person, may vote in respect of such Shares by proxy.

20.7	Unpaid Shares. No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

20.8	Poll Votes. On a poll, votes may be given either personally or by proxy.

20.9	Proxies. Any Shareholder (including a Shareholder which is a clearing house (or its nominee(s))) entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person (being a natural person) as his proxy to attend and vote in his place. A Shareholder who is the holder of two or more Shares may appoint more than one proxy to represent him and vote on his behalf at a general meeting of the Company or at a Class meeting. A proxy need not be a Shareholder, and shall be entitled to exercise the same powers on behalf of a Shareholder who is a natural person and for whom he acts as proxy as such Shareholder could exercise. In addition, a proxy shall be entitled to exercise the same powers on behalf of a Shareholder which is a corporation and for which he acts as proxy as such Shareholder could exercise as if it were a natural person Shareholder present in person at any general meeting. On a poll or a show of hands votes may be given either personally (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorised. A proxy need not be a Shareholder.

20.10	Form of Proxy. An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

20.11	Deposit of Proxy Appointment Instrument. The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

(a)	not less than 48 hours before the time for holding the meeting or adjourned meeting at which the Person named in the instrument proposes to vote; or

(b)	in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c)	where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded be delivered at the meeting at which the poll was demanded to the Chairman or to the secretary or to any Director, provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The Chairman may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

20.12	Proxy Instrument. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

20.13	No Action. No action shall be taken by the Shareholders except at an annual or extraordinary general meeting called in accordance with these Articles and no action shall be taken by the Shareholders by written consent or electronic transmission, unless otherwise as permitted by these Articles.

20.14	Written Resolutions. A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

21	CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

21.1	Any corporation which is a Shareholder or a Director may by resolution of its Directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise as if it were an individual Shareholder or Director.

22	DEPOSITARY AND CLEARING HOUSES

22.1	If a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Shareholder of the Company it may, by resolution of its Directors or other governing body or by power of attorney, authorise such Person(s) as it thinks fit to act as its representative(s), who enjoy rights equivalent to the rights of other Shareholders, at any meeting of the Company (including but not limited to any general meeting or creditors’ meeting) or of any Class of Shareholders provided that, if more than one (1) Person is so authorised, the authorisation shall specify the number and Class of Shares in respect of which each such Person is so authorised. A Person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise as if it were an individual Shareholder holding the number and Class of Shares specified in such authorisation, including the right to speak and vote individually on a show of hands or on a poll.

23	DIRECTORS

23.1	Quorum. Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than one Director, the exact number of Directors to be determined exclusively by resolutions adopted by a majority of the authorized number of Directors constituting the Board from time to time. There shall be no maximum number of Directors unless otherwise determined from time to time by the members in general meeting. For so long as Shares are listed on the Designated Stock Exchange, the Directors shall include such number of Independent Directors as applicable law, rules or regulations or the Designated Stock Exchange Rules require for a foreign private issuer under the United States securities laws, so long as the Company is a foreign private issuer.

23.2	Vacancy. The Directors by the affirmative vote of a simple majority of the remaining Directors present and voting at a meeting of the Directors, even if less than a quorum, shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy (resulting from death, resignation, disqualification, removal or other causes except for retirement pursuant to Article 23.5) on the board of Directors or as an addition to the existing board of Directors, subject to these Articles (including the maximum number (if any) imposed by the Directors) , and the rules and regulations of the Designated Stock Exchange and/or any other competent regulatory authority or otherwise under applicable law, provided that any vacancy not filled by the Directors may be filled by the Shareholders by Ordinary Resolution at the next annual general meeting or extraordinary general meeting called for that purpose; provided further, that whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more Directors by the provisions of these Articles, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the Directors elected by such class or classes or series thereof then in office, or by a sole remaining Director so elected or by the Shareholders holding such class or classes of shares or series thereof in accordance with these Articles. Any Director so appointed shall hold office only until the first annual general meeting of the Company after his appointment and shall then be subject to re-election at such meeting provided that any Director who so retires shall not be taken into account in determining the number of Directors who are to retire at such meeting by rotation pursuant to Article 23.5.

23.3	Chairman of the Board. The Board of Directors shall have a Chairman (who shall be a Director) elected and appointed by a majority of the Directors then in office. The period for which the Chairman will hold office will also be determined by a majority of all of the Directors then in office. The Chairman shall preside as chairman at every meeting of the Board of Directors. To the extent the Chairman is not present at a meeting of the Board of Directors within fifteen (15) minutes after the time appointed for holding the same, the attending Directors may choose one of their number to be the chairman of the meeting.

23.4	Appointment of Directors. The Company may appoint any person to be a Director by Ordinary Resolution or by resolutions adopted by a majority of the authorized number of Directors constituting the Board from time to time, subject to the maximum number of Directors as may be determined by the Shareholders in general meeting.

23.5	Term. At each annual general meeting, one-third (1/3) of the Directors for the time being shall retire from office by rotation. However, if the number of Directors is not a multiple of three, then the number nearest to but not less than one-third shall be the number of retiring Directors. The Directors to retire in each year shall be those who have been in office longest since their last re-election or appointment but, as between persons who became or were last re-elected Directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. No person, other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting, unless notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his willingness to be elected has been lodged at the head office or at the registration office of the Company. The period for lodgement of such notices shall commence no earlier than the day after despatch of the notice of the relevant meeting and end no later than seven days before the date of such meeting and the minimum length of the period during which such notices may be lodged must be at least seven (7) days.

23.6	Removal of Directors. A Director may be removed from office by Ordinary Resolution of the Company, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). The notice of any meeting at which a resolution to remove a Director shall be proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than ten (10) calendar days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his removal.

23.7	Company Policies. The Board may, from time to time, and except as required by applicable law or the Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives, which shall be intended to set forth the policies of the Company and the Board on various corporate governance related matters as the Board shall determine by resolution from time to time.

23.8	No Minimum Shareholding. A Director shall not be required to hold any Shares in the Company by way of qualification nor is there any specified upper or lower age limit for the Directors either for accession to or retirement from the Board. A Director who is not a Shareholder of the Company shall nevertheless be entitled to attend and speak at general meetings.

23.9	Remuneration of Directors. The remuneration of the Directors may be determined by the Directors or by Ordinary Resolution.

23.10	Office Remuneration. The Directors shall be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

24	ALTERNATE DIRECTOR OR PROXY

24.1	Alternate Appointment. Any Director may in writing appoint another Person to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be required to sign such written resolutions where they have been signed by the appointing director, and to act in such Director’s place at any meeting of the Directors at which the appointing Director is unable to be present. Every such alternate shall be entitled to attend and vote at meetings of the Directors as a Director when the Director appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall be deemed for all purposes to be a Director of the Company and shall not be deemed to be the agent of the Director appointing him.

24.2	Director Proxy. Any Director may appoint any Person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairman of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting. A proxy who attends such a meeting shall be counted in the quorum. Every such proxy shall be entitled to attend and vote in such appointing Director’s place when the appointing Director is not personally present at such meeting; provided, that, prior to each meeting of the Board at which the proxy is to vote, the Director shall instruct the proxy as to the manner in which he is to cast the vote and shall inform the Board accordingly and the proxy shall be entitled to cast a vote on behalf of the Director only in accordance with such instructions. Where the proxy is a Director he shall be entitled to have such separate vote on behalf of the Director for which he is acting as proxy in addition to his own vote. The remuneration of such proxy shall be payable out of the remuneration of the Director appointing him–and the proportion thereof shall be agreed between them. The signature of a proxy to any resolution in writing of the Directors or a committee thereof shall, unless the terms of the appointment provides to the contrary, be as effective as the signature of the Director appointing him as proxy. For the avoidance of doubt, any Director that has the right to attend any meeting of a committee established by the Board may appoint a proxy to act in his place at such meeting. Where the Director appointing a proxy is an Interested Director in respect of a matter to be considered at a meeting of the Board, the Interested Director shall procure that the proxy declares the nature of his interest at such meeting and the proxy may be counted in the quorum and shall also be entitled to vote on behalf of the Interested Director in respect of any contract or proposed contract or arrangement in which such Interested Director is interested. For the avoidance of doubt, a person who is appointed a proxy shall not in consequence thereof become an Indemnified Person.

25	POWERS AND DUTIES OF DIRECTORS

25.1	Management by Directors. Subject to the Companies Act, these Articles and to any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed. The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

25.2	Officers. Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, the office of president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

25.3	Appointment of Secretary. The Directors may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

25.4	Delegation. The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors. The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

25.5	Third Party Delegation. The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such person being an “Attorney” or “Authorised Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in him.

25.6	Delegation to Committees. The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

25.7	Sub-delegation. Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

25.8	Committee Charter. The Directors may adopt formal written charters for committees and, if so adopted, shall review and assess the adequacy of such formal written charters on an annual basis. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in the Articles and shall have such powers as the Directors may delegate pursuant to the Articles and as required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under applicable law.

26	BORROWING POWERS OF DIRECTORS

26.1	The Directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

27	THE SEAL

27.1	Use of Seal. The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

27.2	Duplicate Seal. The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

27.3	Authentication and Filing. Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

28	DISQUALIFICATION OF DIRECTORS

28.1	The office of Director shall be vacated, if the Director:

(a)	resigns;

(b)	dies;

(c)	is declared to be of unsound mind and the Board resolves that his office be vacated;

(d)	becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally;

(e)	is prohibited from being or ceases to be a director by operation of law;

(f)	without special leave, is absent from meetings of the Board for three (3) consecutive meetings, and the Board resolves that his office is vacated;

(g)	has been required by the Designated Stock Exchange to cease to be a Director; or

(h)	is removed from office by the requisite majority of the Directors or otherwise pursuant to these Articles.

29	PROCEEDINGS OF DIRECTORS

29.1	Voting. The Directors may meet together (either within or without the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. At any meeting of the Directors, each Director present in person or represented by his proxy or alternate shall be entitled to one (1) vote. In case of an equality of votes the Chairman shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

29.2	Conference Call. A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

29.3	Quorum. The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed, the quorum shall be a majority of Directors then in office. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

30	DIRECTORS’ INTERESTS

30.1	General Notice of Interests. A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. A Director may vote in respect of any contract or transaction or proposed contract or transaction that he or she may be interested therein, and he or she may also be counted in the quorum of any meeting of the Directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

30.2	Other Office. A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his or her interest, may be counted in the quorum present at any meeting of the Directors whereat he or she or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged, but he or she may not vote on any such appointment or arrangement.

30.3	Disclosure of Interests. Any Director may act by himself or through his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company. A Director may be counted in the quorum present for the portion of any meeting of the Directors whereat he or she is appointed to act by himself or herself or through his or her firm in a professional capacity for the Company or whereat the terms of any such appointment are arranged, but he or she may not vote on any such appointment or arrangement.

30.4	Minutes. The Directors shall cause minutes to be made for the purpose of recording:

(a)	all appointments of Officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

30.5	Signed Minutes. When the Chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding the absence of a Director or Directors (so long as a quorum was present) or that there may have been a technical defect in the proceedings.

30.6	Written Resolution. A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

30.7	Notice of Meetings. A Director may, or another Officer on the requisition of a Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held.

30.8	Acting in Vacancy. The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

30.9	Chairman of the Committee. Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen (15) minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairman of the meeting.

30.10	Adjournment of the Committee Meeting. A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

30.11	Defects. All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

31	PRESUMPTION OF ASSENT

31.1	A Director of the Company who is present at a meeting of the Board of Directors at which an action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by personal delivery, registered post, recognized overnight courier, or by electronic means with confirmation of receipt, to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

32	DIVIDENDS

32.1	Payment of Dividends. Subject to any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

32.2	Declaration of Dividends. Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

32.3	Setting aside of Funds. The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and pending such application may in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the Directors may from time to time think fit.

32.4	Payment. Any dividend payable in cash to the holder of Shares may be paid in any manner determined by the Directors. If paid by cheque it will be sent by mail addressed to the holder at his address in the Register, or addressed to such person and at such addresses as the holder may direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such Shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

32.5	Distribution in Kind. The Directors may recommend to Shareholders that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution. Without limiting the generality of the foregoing, subject to the approval of Shareholders by an Ordinary Resolution, the Directors may fix the value of such specific assets, may determine that cash payment shall be made to some Shareholders in lieu of specific assets and may vest any such specific assets in trustees on such terms as the Directors think fit.

32.6	Dividend Amounts. Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share.

32.7	Joint Holders. If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.

32.8	No Interest. No dividend shall bear interest against the Company.

32.9	Unclaimed payments. Any dividend unclaimed after a period of six (6) years from the date of declaration of such dividend may be forfeited by the Board of Directors and, if so forfeited, shall revert to the Company.

33	ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

33.1	Accounts. The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

33.2	Inspection. The books of account shall be kept at the Registered Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

33.3	Financial Information. The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by law or authorised by the Directors or by Ordinary Resolution.

33.4	Audit. The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited.

34	Auditor.

(a)	The Shareholders shall at each annual general meeting by Ordinary Resolution appoint one or more firms of auditors to hold office until the conclusion of the next annual general meeting on such terms and which such duties as may be agreed with the Board, but if an appointment is not made, the auditors in office shall continue in office until a successor is appointed. Subject to compliance with the Designated Stock Exchange Rules, the Board may fill any casual vacancy in the office of auditors, but while any such vacancy continues the surviving or continuing auditors (if any) may act. The remuneration of the auditors shall be fixed by or on the authority of the Shareholders in the annual general meeting by Ordinary Resolution except that in any particular year the Shareholders in general meeting may by Ordinary Resolution delegate the fixing of such remuneration to the Board and, subject to compliance with the Designated Stock Exchange Rules, the remuneration of any Auditors appointed to fill any casual vacancy may be fixed by the Board.

(b)	The Shareholders may, at any general meeting convened and held in accordance with these Articles, remove the auditors by Ordinary Resolution at any time before the expiration of the term of office and shall, by Ordinary Resolution, at that meeting appoint new auditors in their place for the remainder of the term.

34.2	Access Right. Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

34.3	Auditor Reports. The auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Shareholders.

34.4	Annual Returns. The Directors in each year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

35	CAPITALISATION OF RESERVES

35.1	Subject to the Companies Act, the Directors may:

(a)	resolve to capitalise an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(b)	appropriate the sum resolved to be capitalised to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)	make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)	authorise a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)	the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to the resolution.

36	SHARE PREMIUM ACCOUNT

36.1	The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

36.2	There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

37	NOTICES

37.1	Delivery of Notices. Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it by airmail or air courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile or by placing it on the Company’s Website should the Directors deem it appropriate provided that the Company has obtained the Shareholder’s prior express positive confirmation in writing to receive notices in such manner. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

37.2	Outside Delivery. Notices posted to addresses outside the Cayman Islands shall be forwarded by prepaid airmail.

37.3	Deemed Receipt of Notice. Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

37.4	Notice Provisions. Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five calendar days after the time when the letter containing the same is posted;

(b)	facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

(d)	electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

37.5	Deemed Service. Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

37.6	Notices of General Meeting. Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

38	INFORMATION

38.1	No Shareholder shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Shareholders of the Company to communicate to the public.

38.2	The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Shareholders including, without limitation, information contained in the Register and transfer books of the Company.

39	INDEMNITY

39.1	Every Director, Secretary, assistant Secretary, or other Officer for the time being and from time to time of the Company (but not including the Company’s auditors) (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, wilful default or fraud, in or about the conduct of the Company’s business or affairs or in the execution or discharge of his duties, powers, authorities or discretions (including as a result of any mistake of judgment), including without prejudice to the generality of the foregoing, any costs, expenses (including reasonable attorneys’ fees), losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere (the “Indemnified Matters”).

39.2	Without prejudice to the generality of the foregoing, the Indemnified Matters include:

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or Officer or agent of the Company; or

(b)	for any loss on account of defect of title to any property of the Company; or

(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)	for any loss incurred through any bank, broker or other similar Person; or

(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)	for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, wilful default or fraud.

40	FINANCIAL YEAR

40.1	Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31st in each year and shall begin on January 1st in each year.

41	NON-RECOGNITION OF TRUSTS

41.1	No Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register.

42	WINDING UP

42.1	If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, divide amongst the Shareholders in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Shareholders or different classes of Shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Shareholders as the liquidator, with the like sanction, shall think fit, but so that no Shareholder shall be compelled to accept any asset upon which there is a liability.

42.2	If the Company shall be wound up, and the assets available for distribution amongst the Shareholders shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Shareholders in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Shareholders in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

43	AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION

43.1	Subject to the Companies Act, the Company may at any time and from time to time by Special Resolution alter or amend the Memorandum and/or these Articles in whole or in part.

44	CLOSING OF REGISTER OR FIXING RECORD DATE

44.1	Closing of Register. For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may, by any means in accordance with the requirements of any Designated Stock Exchange, provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case forty (40) calendar days. If the Register shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders the Register shall be so closed for at least ten (10) calendar days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register.

44.2	Record Date Determination. In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within ninety (90) calendar days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

44.3	No Record Date Chosen. If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

45	REGISTRATION BY WAY OF CONTINUATION

45.1	The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

46	DISCLOSURE

46.1	The Directors, or any service providers (including the Officers, the Secretary and the registered office provider of the Company) specifically authorised by the Directors, shall be entitled to disclose to any regulatory or judicial authority any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.

Appendix B

Form of Cuprina 2026 Employee Incentive Plan

B-1

RULES OF THE CUPRINA 2026 EMPLOYEE INCENTIVE PLAN

1.	NAME OF THE PLAN

The “Cuprina 2026 Employee Incentive Plan” (hereinafter referred to as the “Plan”) has been established by Cuprina Holdings (Cayman) Limited, an exempted company incorporated in the Cayman Islands with limited liability (the “Company”).

2.	OBJECTIVES OF THE PLAN

2.1.	The Cuprina 2026 Employee Incentive Plan is a share option plan. The Plan will give employees of the Company and/or any of its subsidiaries, including all directors of the Company and its subsidiaries, as well as advisors, consultants and directors engaged by the Company and/or any of its subsidiaries an opportunity to have a personal equity interest in the Company and will help to achieve the following objectives:

(a)	provide a wealth creation opportunity for the employees, advisors, consultants and directors in line with value creation for the Company;

(b)	drive retention of employees, advisors, consultants and directors for their continued association with the Company; and

(c)	motivate employees, advisors, consultants and directors by rewarding high performance.

2.2.	The Plan will align the interest of the Participants with that of the Company and provides for an incentive mechanism that rewards ownership and extraordinary contribution.

3.	ADMINISTRATION OF THE PLAN

3.1.	Implementation. The Plan has been approved by a written resolution passed on April 21, 2026 by the Board of Directors (the “Board”) of the Company.

3.2.	Administration. The Plan will be administered by the Compensation Committee of the Company (the “Committee”) in its sole and absolute discretion with such powers and duties as are conferred on it by the Board from time to time. The Committee shall have the power, from time to time, to make and vary such regulations for the implementation and administration of this Plan as it in its absolute discretion deems fit. Any matter pertaining or pursuant to this Plan and any dispute as to the interpretation of this Plan or any rule, regulation, procedure thereunder or as to any rights under this Plan, shall be determined by the Committee and such decision shall be final and binding.

3.3.	Directors’ Participation. Any director participating in this Plan who is a member of the Committee may be involved in the Committee’s deliberations in respect of any Options (as defined below) granted to him, and may also vote in respect of any Options granted to him so long as he declares the nature of his interest.

3.4.	Determination of the Committee to be final. Any decision or determination of the Committee made pursuant to any provision of the Plan (other than a matter to be certified by the auditors of the Company) shall be final, binding and conclusive (including for the avoidance of doubt, any decisions pertaining to disputes as to the interpretation of the Plan or any rule, regulation or procedure hereunder or as to any rights under the Plan). The Committee shall not be required to furnish any reasons for any decision or determination made by it.

3.5.	Duration of the Plan. The Plan may be terminated at any time by the Committee or, at the discretion of the Committee, by ordinary resolution of the Company, and if the Plan is so terminated, no further Options shall be offered hereunder.

4.	ELIGIBILITY

4.1.	Eligibility. The Committee shall in its sole and absolute discretion determine if a person is eligible to participate in the Plan, taking into consideration, among other things, role, seniority, length of service, performance history and potential contribution to the Company and/or any of its subsidiaries, and such person shall at least be a confirmed employee of the Company and/or any of its subsidiaries, or an advisor, consultant or director of the Company and/or any of its subsidiaries, and who have attained the age of twenty-one (21) years (“Participant”).

4.2.	Grant Frequency. The Committee may at any time grant Options to Participants, as the Committee may select based on the eligibility of the Participants under Rule 4.1 above, subject only to such restrictions as may be provided under any applicable law.

4.3.	Number of Options. The number of Options to be granted to a Participant in accordance with the Plan shall be determined at the absolute discretion of the Committee, which shall take into account such criteria as it considers fit, including (but not limited to) his rank, job performance, years of service and potential for future development, his contribution to the success and development of the Company, the past performance of the Participant and any other key performance indicators.

5.	SIZE OF PLAN

The aggregate number of Class A Ordinary Shares of a nominal or par value of US$0.008 each in the capital of the Company (“Option Shares”) which may be issued upon exercise of the options granted under this Plan (“Options”) shall not exceed fifteen per cent. (15%) of the total issued Class A Ordinary Shares of a nominal or par value of US$0.008 each in the capital of the Company (“Class A Shares”) from time to time.

6.	GRANT OF OPTIONS AND OPTION SHARES

6.1.	Grant of Options. An Option may be granted at any time as may be determined by the Committee in its sole and absolute discretion and may be granted subject to such conditions as may be determined by the Committee in its absolute discretion.

6.2.	Subscription Price. The subscription price payable for each Option Share in respect of which an Option is exercisable (the “Subscription Price”) shall be determined by the Committee from time to time, provided that in no event shall the subscription price per Option Share be less than the par value of such Option Share.

6.3.	Letter of Offer. As soon as reasonably practicable after the grant of an Option, the Committee shall send to each Participant a letter of offer (“Letter of Offer”) which shall be in or substantially in the form set out in Schedule A-1, subject to such modifications as the Committee may determine from time to time.

6.4.	Acceptance of Option. The grant of an Option under this Rule 6 shall be accepted by the Participant within the date stipulated in the acceptance form, which shall be in or substantially in the form set out in Schedule A-2 (the “Acceptance Form”), subject to such modifications as the Committee may determine from time to time, by completing, signing and returning the Acceptance Form. If a grant of an Option is not accepted in the manner as provided in this Rule, such offer shall, upon the expiry of the date stipulated, automatically lapse and become null, void and of no effect.

6.5.	Options are Personal. An Option shall be personal to the Participant to whom it is granted and, prior to the allotment and/or transfer to the Participant of the Option Shares to which the Option relates, shall not be transferred (other than to a Participant’s personal representative on the death of that Participant), charged, assigned, pledged or otherwise disposed of, in whole or in part, except with the prior approval of the Committee. If a Participant shall do, suffer or permit any such act or thing as a result of which he would or might be deprived of any rights under an Option without the prior approval of the Committee, that Option shall immediately lapse.

6.6.	Contravention of any Applicable Law. In the event that the grant of an Option results in a contravention of any applicable law, subsidiary legislation or other regulation (including, without limitation, the rules of any securities exchange on which the Class A Shares are listed from time to time and any applicable securities laws), such grant shall be null, void and of no effect and the relevant Participant shall have no claim whatsoever against the Company.

6.7.	For the avoidance of doubt, Participants who are granted and/or have exercised their Options shall not be parties to, nor shall they be entitled to any rights or benefits under any shareholders’ agreement or investment agreement entered into amongst the shareholders of the Company (as the case may be), except at the written request or with the written consent of the Committee (on behalf of the Company) and the shareholders of the Company (other than the Participants).

7.	OPTION PERIOD AND VESTING SCHEDULE

7.1.	Option Period. Options shall be exercisable only after vesting. Subject to the provisions of this Rule 7, the Options shall be exercisable in whole or in part, before the expiry of 7 years from the date of grant of the Option, or such other date as may be determined by the Committee (the “Option Period”).

7.2.	Acceleration of Options upon Occurrence of Certain Events. In the event there is a change of control in the shares of the Company, such as a trade sale, a takeover, any acquisition of shares representing more than fifty per cent. (50%) of the aggregate voting power of the Company by a third party or a compromise or arrangement proposed for the purposes of, or in connection with, a scheme for the reconstruction of the Company or its amalgamation with another company or companies, the Options granted to such Participants shall immediately vest and the Committee will, as soon as practicable and prior to the completion of such event, procure the allotment or transfer to each Participant of the relevant number of Option Shares.

7.3.	Lapsing of Options. An Option shall, to the extent unexercised, immediately lapse and become null and void, without any claim whatsoever against the Company and the Participant shall have no further rights in respect thereof:

(a)	if a Participant ceases to be employed by the Company and/or any of its subsidiaries, or ceases to be engaged by the Company and/or any of its subsidiaries as an advisor, consultant or director (as the case may be);

(b)	upon the bankruptcy of the Participant or the happening of any event which results in his being deprived of the legal and beneficial ownership of such Option; or

(c)	in the event of misconduct or negligence on the part of the Participant, as determined by the Committee in its discretion.

7.4.	Expiry of Options. Subject to this Rule 7, upon the expiry of the relevant Option Period, the corresponding Options shall immediately become null and void. Upon such cancellation, all such Options such thereupon immediately lapse without any further claim against the Company and the Participants shall have no further rights in respect thereof.

7.5.	Liquidity Event. In addition and notwithstanding any other Rule of this Plan, in the event a notice is given by the Company to its members to convene a general meeting for the purposes of considering and, if thought fit, approving a resolution to voluntarily wind-up the Company, the Company shall on the same date as or soon after it despatches such notice to each member of the Company give notice thereof to all Participants (together with a notice of the existence of the provision of this Rule 7.5) and thereupon, each Participant (or his personal representative) shall be entitled to exercise all or any of his Options at any time not later than two business days prior to the proposed general meeting of the Company by giving notice in writing to the Company, accompanied by a remittance for the full amount of the aggregate Subscription Price for the Option Shares in respect of which the notice is given whereupon the Company shall as soon as possible and in any event, no later than the business day immediately prior to the date of the proposed general meeting referred to above, allot the relevant Option Shares to the Participant credited as fully paid. Subject to the foregoing, upon an order being made or resolution passed for the winding up of the Company, all Options, to the extent unvested and unexercised, shall lapse and become null and void.

8.	EXERCISE OF OPTIONS AND ALLOTMENT AND ISSUE OF OPTION SHARES

8.1.	Exercise of Options. An Option may be exercised, in whole or in part, by a Participant giving notice in writing to the Company in or substantially in the form set out in Schedule B (“Exercise Notice”), subject to such modification as the Committee may from time to time determine, accompanied by:

(a)	a remittance for the full amount of the aggregate Subscription Price payable in respect of all the Option Shares to be subscribed for upon exercise of the Option to the bank account of the Company, details of which shall be notified to the Participant; and

(b)	any other documentation which the Committee may require in connection with an exercise of the Option, including evidence to verify the due execution of the Exercise Notice.

8.2.	Delivery of Shares upon exercise of Options. Subject to the Companies Act of the Cayman Islands (as revised) (the “Companies Act”), the Company shall have the flexibility to deliver the Option Shares to the Participants upon the exercise of their Options by way of:

(a)	subject to applicable laws, the transfer of existing Option Shares, including any Option Shares acquired by the Company pursuant to a share buy back and/or held by the Company as treasury shares; and/or

(b)	an issue and allotment of new Option Shares.

8.3.	Shares Allotted. New Option Shares allotted and issued, and existing Option Shares procured by the Company for transfer, pursuant to the exercise of an Option shall:

(a)	be subject to all the provisions of the Articles of Association of the Company; and

(b)	rank in full for all entitlements, including dividends or other distributions declared or recommended in respect of the then existing Class A Shares in the capital of the Company, save for any dividends, rights, allotments or other distributions, the Record Date for which is on or after the relevant vesting date. For the purposes of this Rule, “Record Date” means the date fixed by the Company for the purposes of determining entitlements to dividends or other distributions to or rights of holders of the Option Shares.

8.4.	New Issue of Option Shares. An Option does not confer on a Participant any right to participate in any new issue of Option Shares.

9.	REPURCHASE OF OPTION SHARES FROM PARTICIPANT IN THE EVENT OF CESSATION OF EMPLOYMENT OR ENGAGEMENT (AS THE CASE MAY BE)

In addition and notwithstanding any other Rule of this Plan, in the event that a Participant ceases to be employed or engaged (as the case may be) by the Company and/or any of its subsidiaries for any reason whatsoever, the Company shall, subject to applicable law, have the right (but not the obligation) to require the Participant to sell and/or procure his nominee(s) (if any) to sell to the Company, or such other party or parties as the Company may direct, all the Option Shares owned or held by the Participant and/or his nominee(s) (if any) which has been issued to him pursuant to the exercise of the Option Shares granted to him at the same subscription price which price paid by the Participant for such Option Shares, and the Participant shall use his best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to effect the transfer of the Option Shares contemplated under this Rule 9.

10.	TERMS OF EMPLOYMENT AND/OR ENGAGEMENT UNAFFECTED

The terms of employment and/or engagement (as the case may be) of a Participant shall not be affected by his participation in the Plan, which shall neither form part of such terms nor entitle him to take into account such participation in calculating any compensation or damages on the termination of his employment and/or engagement (as the case may be) for any reason.

11.	TAXES

All taxes (including income tax) arising from the grant or exercise of any Option granted to any Participant under the Plan shall be borne by that Participant.

12.	DISCLAIMER OF LIABILITY

Notwithstanding any provisions herein contained and subject to the Companies Act, the Committee and the Company shall not under any circumstances be held liable to any Participant or any other person whomsoever for any costs, losses, expenses and damages whatsoever and howsoever arising in any event, in connection with the Plan or the administration thereof.

13.	DISPUTES

Any disputes or differences of any nature arising hereunder shall be referred to the Committee and its decision shall be final and binding in all respects.

14.	GOVERNING LAW

The Plan shall be governed by, and construed in accordance with, the laws of the Republic of Singapore . The Participants, by accepting Options in accordance with the Plan, and the Company submit to the exclusive jurisdiction of the courts of the Republic of Singapore.

15.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 2001

No person other than the Company or a Participant shall have any right to enforce any provision of the Plan or any Option by virtue of the Contracts (Rights of Third Parties) Act 2001 of Singapore.

16.	AMENDMENT

The Committee may from time to time amend, modify or supplement the Plan in any respect (including but not limited to any modification and/or alterations on the type of Options to be granted, the size of the Plan and the classes of shares to be included in the Plan), provided that no such amendment, modification or supplement shall materially adversely affect the rights of any Participant in respect of Options already granted to such Participant without the prior written consent of such Participant (such consent not to be unreasonably withheld or delayed), and provided further that any such amendment shall be in accordance with all applicable laws, rules and regulations, including the rules of any securities exchange on which the Class A Shares are listed from time to time.